Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

31 May 2012

PRIMA BIOMED TO HOST SHAREHOLDER BRIEFING

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (Prima, the Company) advises that it will hold a shareholder briefing with the Company’s CEO designate Matthew Lehman, current CEO Martin Rogers, Chairman Lucy Turnbull, and Deputy Chairman Albert Wong in Sydney, Australia, on Friday, 15 June 2012.

The briefing will provide an opportunity for Mr. Lehman to meet shareholders and deliver an update on the Company’s activities.

Mr Lehman, who is currently Prima’s Chief Operating Officer, will become the Company’s CEO effective 1 September 2012 (see ASX announcement of 24 May).

Details of the shareholder briefing:

Date: Friday, 15 June 2012

Time: 9:30am to 11:00am AEST (local time)

Venue: Radisson Blu Hotel Sydney

              27 O’Connell St Sydney (Marble Room 2 and 3)

Shareholders outside Sydney will be able to access the briefing via a webcast and dial-in facility. Webcast and dial-in details will be provided on the Prima BioMed and ASX websites prior to the meeting.

Shareholders, and other interested parties, are kindly requested to RSVP to enquiries@primabiomed.com.au prior to the event to assist in planning the meeting. Shareholders are also encouraged to submit questions or comments via email prior to the meeting.

Prima has updated the Company Calendar section of its website to include this shareholder briefing and other relevant upcoming public presentations.

ENDS

For further information please contact:

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

USA Investor/Media:

Ms. Kathy Galante, Burns McClellan Inc.

+1 (212) 213-0006; kgalante@burnsmc.com

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

About Prima BioMed

Prima BioMed is a global biotechnology company headquartered in Australia. As a leader in personalised bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximise value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889